

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 13, 2023

Edwin Chun Yin Wong
Chief Executive Officer
J-Long Group Ltd
Flat F, 8/F, Houston Industrial Building
32-40 Wang Lung Street, Tsuen Wan
New Territories, Hong Kong

> **Re: J-Long Group Ltd**
> **Amendment No. 3 to Registration Statement on Form F-1**
> **Filed December 7, 2023**
> **File No. 333-275077**

Dear Edwin Chun Yin Wong:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe this comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 3 to Registration Statement on Form F-1

Cover Page

1.   We note your conclusion that, "[b]ased on management's internal assessment . . . JL, Sun Choice, and our operating subsidiary, JLHK, are not required to obtain any permissions or approvals from any Chinese authorities to operate their business as of the date of this prospectus." In this regard, we note that you do not appear to have relied upon an opinion of counsel with respect to your conclusion that you do not need any PRC permissions and approvals to operate your business and to offer securities to investors. If true, state as much and explain why such an opinion was not obtained. Additionally, please make conforming revisions to the section captioned "Permission Required from Hong Kong and PRC Authorities" starting on page 15 and the resale prospectus cover page.

Please contact Rucha Pandit at 202-551-6022 or Donald Field at 202-551-3680 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Virginia Tam